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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

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The following communication was distributed to CBOT members after-hours on
October 11, 2001.

October 11, 2001


TO:   MEMBERS


RE:   NOMINATING COMMITTEE


On October 9, 2001, the Board of Directors endorsed a Nominating Committee proposal to modify the Exchange's annual election process, including a rescheduling of the 2001 Annual Election. This proposal is based on the expectation that the anticipated membership vote on CBOTr restructuring may occur on a date which is near the regularly scheduled annual election date.

Subject to the Board's consideration of pertinent amendments to the CBOT Charter and Bylaws, it is intended that this proposal to modify the annual election process will be presented for membership ballot vote shortly.

Pending the further resolution of this matter, the Nominating Committee has postponed its meetings which previously had been scheduled for October 11, 18 and 24, 2001 for the purpose of receiving recommendations from the membership regarding candidates for the 2001 Annual Election.

Additional information in this regard will be provided as soon as possible.



                                                    /s/ Paul J. Draths

                                                    Paul J. Draths
                                                    Vice President and Secretary

While the Board of Trade of the City of Chicago, Inc. (CBOT) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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